Exhibit 12-36
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
	2009	2008	2007	2006	2005
(Millions of Dollars)
Earnings:
Pretax earnings	$604	$517	$466	$482	$426
Fixed charges	348	324	319	299	280

Net earnings	$952	$841	$785	$781	$706

Fixed charges:
Interest expense	$325	$293	$294	$278	$267
Adjustments	23	31	25	21	13

Fixed charges	$348	$324	$319	$299	$280

Ratio of earnings to fixed charges	2.74	2.60	2.46	2.61	2.52